UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

Cummins Inc.

Indiana (State or other Jurisdiction of Incorporation)	1-4949 (Commission File Number)	35-0257090 (I.R.S. Employer Identification No.)
500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Address of Principal Executive Office)  (Zip Code)
 Sharon R. Barner, Vice President – Chief Administrative Officer (317) 610-4173
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Company performed a reasonable country of origin inquiry, in which it surveyed 6,206 direct suppliers regarding whether its necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG or Conflict Minerals), have been sourced from the Democratic Republic of the Congo or an adjoining country (Covered Countries).  Most of the responses the Company received indicated that the 3TG in the suppliers’ components and materials either 1) were not sourced from smelters located in a Covered Country, 2) were not necessary to the functionality of the components and materials or 3) the source country was undeterminable.  Twenty-six direct suppliers informed the Company that their 3TG originated from 100% scrap or recycled sources.  Further information regarding the Company’s reasonable country of origin inquiry is included in Section 2 of the Company’s Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.  Section 2 of the Conflict Minerals Report is incorporated by reference into this Item 1.01.
During its reasonable country of origin inquiry, the Company determined that some of its necessary Conflict Minerals may have been sourced from the Democratic Republic of the Congo or an adjoining country.  As such, the Company proceeded to exercise due diligence in accordance with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas framework on the source and chain of custody of the Conflict Minerals.  The Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the SEC.
The Company has disclosed the information above, along with a copy of its Conflict Minerals Report and related materials, on its website at https://www.cummins.com/company/ethics-and-compliance/conflict-minerals-disclosure-report
Item 1.02 Exhibit
The Company has prepared a Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CUMMINS INC.

By : /s/ Sharon R. Barner Vice President, Chief Administrative Officer	May 15, 2025 (Date)

Exhibit 1.01

Cummins Inc.
Conflict Minerals Report
For The Year Ended December 31, 2024
This Conflict Minerals Report for the year ended December 31, 2024, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).  The Securities and Exchange Commission (SEC) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain so called conflict minerals that are necessary to the functionality or production of their products.  “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the conflict minerals fund armed conflict in the Democratic Republic of the Congo or an adjoining country (the Covered Countries).
1.	Company Overview
This report has been prepared by the management of Cummins Inc. (herein referred to as “Company,” “we,” “us,” or “our”).  The information in this report includes the activities of all majority-owned subsidiaries and other entities that are required to be consolidated. It does not include the activities of entities that are not required to be consolidated.
Cummins, a global power technology leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. Headquartered in Columbus, Indiana (U.S.), Cummins employs approximately 69,600 people committed to powering a more prosperous world. It operates a robust distribution and support network in more than 190 countries and territories. Cummins reported net sales of approximately $34.1 billion for the year ended December 31, 2024.  We conducted an analysis of our products and determined that it is possible that 3TG may be found in the majority of our products.  However, we believe that the amount and value of 3TG that may be in any given product is generally de minimis compared to the size and value of the product as a whole.
Conflict Minerals Policy
We have adopted the following conflict minerals policy:
It is a policy of Cummins Inc.:

•
To make reasonable efforts: a) to know, and to require each Cummins Inc. supplier to disclose to Cummins, the sources of Conflict Minerals used in its products; and b) to eliminate procurement, as soon as commercially practicable, of products containing Conflict Minerals obtained from sources that fund or support inhumane treatment in the Covered Countries.

•
To require Cummins Inc. suppliers to assist the Company to comply with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules of the U.S. Securities and Exchange Commission promulgated pursuant to that law, as well as any related laws and rules.

2.	Reasonable Country of Origin Inquiry (RCOI)
Scope of the Reasonable Country of Origin Inquiry Review
We designed our Reasonable Country of Origin Inquiry (RCOI) to provide a reasonable basis for us to determine whether we source 3TG from Covered Countries.  In 2024, we identified those suppliers who we knew to have supplied, or otherwise were highly likely to have supplied (e.g., electronics suppliers), components and materials containing 3TG.  Through our scoping exercise, we identified 6,206 direct suppliers, representing over $17.29 billion of our 2024 expenditures for direct components and materials.
We conducted a survey of these suppliers using the template (Template) developed by the Responsible Minerals Initiative (RMI), which was founded in 2008 by members of the Responsible Business Alliance (RBA) and The Global e-Sustainability Initiative.  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, origin of conflict minerals included in its products, supplier due diligence, and a listing of the smelters the direct supplier and its suppliers use.  Written instructions and recorded training illustrating the use of the tool is available on the RMI’s website.  Many companies are using the Template in their RCOI and due diligence processes related to conflict minerals.

RCOI Results
In an effort to obtain the highest practical response rate, our process included multiple rounds of communication and follow-up including online inquiries, email, and telephone calls.  We received a response from suppliers representing the majority of in-scope direct material and components expenditures.  We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers.  These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the

Template.  We worked directly with these suppliers to obtain a revised response and/or additional clarity regarding their submission.
Most of the responses we received indicated that the 3TG in the suppliers’ components and materials either 1) did not originate from a Covered Country, 2) were not necessary to the functionality of the components and materials or 3) the source country was undeterminable.  However, after reviewing the results of our RCOI, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products, from a small number of suppliers, may have originated in a Covered Country during 2024, all within the meaning of the Rule.  We conducted our RCOI in good faith, and we believe that such an inquiry was reasonable to allow us to make our determination. Accordingly, the Company proceeded to exercise due diligence on the source and chain of custody of the 3TG.
3.	Due Diligence Process
3.1 Design of Due Diligence
We designed our due diligence measures to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum, and tungsten.
3.2 Management Systems
Conflict Minerals Policy
As described above, the Company has adopted a conflict minerals policy.
Internal Team
We have developed a cross-functional team to set our conflict minerals strategy and ensure timely implementation and execution of our program.  Our Materials Compliance Leader has primary responsibility for program execution.  Guidance on the overall strategy and implementation is provided by the Corporate Purchasing Leadership Team, the Legal Function, and the Ethics and Compliance Function.  Senior management is briefed about the results of our program on a regular basis.
Control Systems and Supplier Engagement
As a company well downstream in the supply chain, we do not have a direct relationship with 3TG smelters and refiners.  We engage with our suppliers and other major manufacturers in our industry and rely on information provided through the Template to gather information on the source and chain of custody of the conflict minerals in our products.

In 2013, we updated our Supplier Code of Business Conduct (SCoC) to address, among other things, conflict minerals and the requirement of our suppliers to provide information on their use of these minerals.  Our supplier contracts include a requirement that the supplier comply with the SCoC. The terms and conditions of the supplier contracts also stipulate compliance with all referenced policies and procedures presented on the Company’s public website, and that suppliers hold their supply chain to the standards of the SCoC.  Contracts with our suppliers are frequently in force for three to five years, and we ensure that any new or renewed contracts incorporate the most up-to-date version of the SCoC.  In conjunction with that process, we also ask our suppliers to certify that they have received the updated SCoC and intend to comply.  We conduct periodic audits of our suppliers to validate compliance with the SCoC.
Records Retention
We retain documentation related to our conflict minerals compliance program according to our Corporate Record Retention Schedule.
Grievance Mechanism
We have longstanding grievance mechanisms whereby employees and suppliers can report potential violations of the Company’s policies, including our conflict minerals policy.  Our supplier Internet portal and Cummins website includes contact information that individuals can use to voice any concerns.
3.3 Identify and Assess Risk in the Supply Chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify second and third tier suppliers beyond our direct supply base.  Through our RCOI process (see section 2 above), we rely on our suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components.  Our direct suppliers similarly rely upon information provided by their suppliers.  Many of our largest suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule.
3.4 Design and Implement a Strategy to Respond to Risks
In conjunction with our risk assessment process, the Company has developed, and management has approved, a risk management plan.  Through our due diligence process we attempt to determine the source and chain of custody of the necessary conflict minerals we know, or have reason to believe, originated in a Covered Country.
As a downstream company, we generally do not have a direct relationship with smelters and/or refiners.  Most of the work toward this aspect of the OECD Guidance is carried out indirectly through our suppliers or through our involvement with industry working groups/coalitions.

As a downstream company, we largely focus on the accuracy and quality of the representations our direct suppliers make regarding the source and chain of custody of their conflict minerals.  The Company evaluates its direct suppliers’ responses to RCOI and due diligence inquiries based on the risk or likelihood that they are giving an incorrect response or that a non-response may indicate the supplier is purchasing from a known conflict source and does not wish to disclose this fact.  When necessary, issues are escalated to the appropriate level internally and with the supplier.
In evaluating the responses from its suppliers, the Company screens all responses for overall risk factors associated with the veracity of the information supplied.  Suitable, measurable risk mitigation plans are developed as needed on a case-by-case basis.  To date, we have found no instances where it was necessary to terminate a contract or find a replacement supplier based on our RCOI and due diligence.
3.5 Carry Out Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.  We support audits by engaging our upstream partners who are closer to the source and by supporting the processes carried out through the Conflict Minerals Reporting Template.
3.6 Report on Supply Chain Due Diligence
This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at https://www.cummins.com/company/ethics-and-compliance/conflict-minerals-disclosure-report
4.	Due Diligence Results
Through our due diligence process we found that a number of the suppliers we believed could be sourcing from a Covered Country were unable to determine the smelter or refiner of the 3TG in their products.  A small number of suppliers were able to provide a partial list of smelters and refiners.  These suppliers informed us that they were continuing to exercise their own due diligence efforts, but felt they would be unable to provide a complete list of smelters/refiners prior to the filing deadline. We compared the partial lists provided by our suppliers with OFAC and the RMI database.  Through this process we were able to identify and address gaps in data, spelling errors, and eliminate duplicate records in order to arrive at the consolidated list of smelters and refiners.
The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was contained in components supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. However, based on the information we obtained from our suppliers, we believe that, to the best of our knowledge, the smelters and refiners listed in Annex I to this conflict minerals report may have been used to process the 3TG contained in the products we manufactured.
Efforts to Determine Mine or Location of Origin
Refer to sections 2 and 3 above for details on our RCOI and due diligence processes.  We believe that these processes are the most reasonable efforts we can make to determine the mines or locations of origin of the 3TG in our supply chain.
5.	Planned Program Improvements
We continue to take the following steps to improve our conflict minerals program:
a)	Include in new or renewed supplier contracts, as described in section 3.2 above, updated Supplier Code of Conduct language which requires the suppliers to support our conflict minerals program.
b)	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
c)	Work with our peers, suppliers, and industry groups to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
d)	Deploy our due diligence efforts to identify and address gaps in data in order to arrive at an accurate list of smelter locations.

Annex I

Subject Mineral	Smelter or Refiner Name	Country Location of Smelter or Refinery	Smelter Identification
Gold	8853 S.p.A.	ITALY	CID002763
Gold	ABC Refinery Pty Ltd.	AUSTRALIA	CID002920
Gold	Abington Reldan Metals, LLC	UNITED STATES OF AMERICA	CID002708
Gold	Advanced Chemical Company	UNITED STATES OF AMERICA	CID000015
Gold	African Gold Refinery	UGANDA	CID003185
Gold	Agosi AG	GERMANY	CID000035
Gold	Aida Chemical Industries Co., Ltd.	JAPAN	CID000019
Gold	Al Etihad Gold Refinery DMCC	UNITED ARAB EMIRATES	CID002560
Gold	Albino Mountinho Lda.	PORTUGAL	CID002760
Gold	Alexy Metals	UNITED STATES OF AMERICA	CID003500
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN	CID000041
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	BRAZIL	CID000058
Gold	Argor-Heraeus S.A.	SWITZERLAND	CID000077
Gold	Asahi Pretec Corp.	JAPAN	CID000082
Gold	Asahi Refining Canada Ltd.	CANADA	CID000924
Gold	Asahi Refining USA Inc.	UNITED STATES OF AMERICA	CID000920
Gold	Asaka Riken Co., Ltd.	JAPAN	CID000090
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY	CID000103
Gold	Attero Recycling Pvt Ltd	INDIA	CID004697
Gold	AU Traders and Refiners	SOUTH AFRICA	CID002850
Gold	Augmont Enterprises Private Limited	INDIA	CID003461
Gold	Aurubis AG	GERMANY	CID000113
Gold	Bangalore Refinery	INDIA	CID002863
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES	CID000128
Gold	Boliden Ronnskar	SWEDEN	CID000157

Gold	C. Hafner GmbH + Co. KG	GERMANY	CID000176
Gold	Caridad	MEXICO	CID000180
Gold	CCR Refinery - Glencore Canada Corporation	CANADA	CID000185
Gold	Cendres + Metaux S.A.	SWITZERLAND	CID000189
Gold	CGR Metalloys Pvt Ltd.	INDIA	CID003382
Gold	Chimet S.p.A.	ITALY	CID000233
Gold	Chugai Mining	JAPAN	CID000264
Gold	Coimpa Industrial LTDA	BRAZIL	CID004010
Gold	Daye Non-Ferrous Metals Mining Ltd.	CHINA	CID000343
Gold	Degussa Sonne / Mond Goldhandel GmbH	GERMANY	CID002867
Gold	Dijllah Gold Refinery FZC	UNITED ARAB EMIRATES	CID003348
Gold	Dongwu Gold Group	CHINA	CID003663
Gold	Dowa	JAPAN	CID000401
Gold	DSC (Do Sung Corporation)	KOREA, REPUBLIC OF	CID000359
Gold	Eco-System Recycling Co., Ltd. East Plant	JAPAN	CID000425
Gold	Eco-System Recycling Co., Ltd. North Plant	JAPAN	CID003424
Gold	Eco-System Recycling Co., Ltd. West Plant	JAPAN	CID003425
Gold	Elite Industech Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID004755
Gold	Emerald Jewel Industry India Limited (Unit 1)	INDIA	CID003487
Gold	Emerald Jewel Industry India Limited (Unit 2)	INDIA	CID003488
Gold	Emerald Jewel Industry India Limited (Unit 3)	INDIA	CID003489
Gold	Emerald Jewel Industry India Limited (Unit 4)	INDIA	CID003490

Gold	Emirates Gold DMCC	UNITED ARAB EMIRATES	CID002561
Gold	Fidelity Printers and Refiners Ltd.	ZIMBABWE	CID002515
Gold	Fujairah Gold FZC	UNITED ARAB EMIRATES	CID002584
Gold	GG Refinery Ltd.	TANZANIA, UNITED REPUBLIC OF	CID004506
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	INDIA	CID002852
Gold	Gold by Gold Colombia	COLOMBIA	CID003641
Gold	Gold Coast Refinery	GHANA	CID003186
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	CHINA	CID002243
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	CHINA	CID001909
Gold	Guangdong Jinding Gold Limited	CHINA	CID002312
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA	CID000651
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA	CID000671
Gold	Heimerle + Meule GmbH	GERMANY	CID000694
Gold	Heraeus Germany GmbH Co. KG	GERMANY	CID000711
Gold	Heraeus Metals Hong Kong Ltd.	CHINA	CID000707
Gold	Hunan Chenzhou Mining Co., Ltd.	CHINA	CID000767
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CHINA	CID000773
Gold	HwaSeong CJ CO., LTD.	KOREA, REPUBLIC OF	CID000778
Gold	Impala Refineries – Base Metals Refinery (BMR)	SOUTH AFRICA	CID004604
Gold	Impala Refineries – Platinum Metals Refinery (PMR)	SOUTH AFRICA	CID004714
Gold	Impala Rustenburg	SOUTH AFRICA	CID004610
Gold	Industrial Refining Company	BELGIUM	CID002587

Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CHINA	CID000801
Gold	International Precious Metal Refiners	UNITED ARAB EMIRATES	CID002562
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN	CID000807
Gold	Istanbul Gold Refinery	TURKEY	CID000814
Gold	Italpreziosi	ITALY	CID002765
Gold	JALAN & Company	INDIA	CID002893
Gold	Japan Mint	JAPAN	CID000823
Gold	Jiangxi Copper Co., Ltd.	CHINA	CID000855
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant*	RUSSIAN FEDERATION	CID000927
Gold	JSC Novosibirsk Refinery*	RUSSIAN FEDERATION	CID000493
Gold	JSC Uralelectromed*	RUSSIAN FEDERATION	CID000929
Gold	JX Nippon Mining & Metals Co., Ltd.	JAPAN	CID000937
Gold	K.A. Rasmussen	NORWAY	CID003497
Gold	Kaloti Precious Metals	UNITED ARAB EMIRATES	CID002563
Gold	Kazakhmys Smelting LLC	KAZAKHSTAN	CID000956
Gold	Kazzinc	KAZAKHSTAN	CID000957
Gold	Kennecott Utah Copper LLC	UNITED STATES OF AMERICA	CID000969
Gold	KGHM Polska Miedz Spolka Akcyjna	POLAND	CID002511
Gold	Kojima Chemicals Co., Ltd.	JAPAN	CID000981
Gold	Korea Zinc Co., Ltd.	KOREA, REPUBLIC OF	CID002605
Gold	KP Sanghvi International Pvt Ltd	INDIA	CID004433
Gold	Kundan Care Products Ltd.	INDIA	CID003463

Gold	Kyrgyzaltyn JSC	KYRGYZSTAN	CID001029
Gold	Kyshtym Copper-Electrolytic Plant ZAO*	RUSSIAN FEDERATION	CID002865
Gold	L'azurde Company For Jewelry	SAUDI ARABIA	CID001032
Gold	Lingbao Gold Co., Ltd.	CHINA	CID001056
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CHINA	CID001058
Gold	L'Orfebre S.A.	ANDORRA	CID002762
Gold	LS MnM Inc.	KOREA, REPUBLIC OF	CID001078
Gold	LT Metal Ltd.	KOREA, REPUBLIC OF	CID000689
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CHINA	CID001093
Gold	Marsam Metals	BRAZIL	CID002606
Gold	Materion	UNITED STATES OF AMERICA	CID001113
Gold	Matsuda Sangyo Co., Ltd.	JAPAN	CID001119
Gold	MD Overseas	INDIA	CID003548
Gold	Metal Concentrators SA (Pty) Ltd.	SOUTH AFRICA	CID003575
Gold	Metallix Refining Inc.	UNITED STATES OF AMERICA	CID003557
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA	CID001149
Gold	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE	CID001152
Gold	Metalor Technologies (Suzhou) Ltd.	CHINA	CID001147
Gold	Metalor Technologies S.A.	SWITZERLAND	CID001153
Gold	Metalor USA Refining Corporation	UNITED STATES OF AMERICA	CID001157
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	MEXICO	CID001161
Gold	Minera Titan del Peru SRL (MTP) - Belen Plant	PERU	CID005014

Gold	Mitsubishi Materials Corporation	JAPAN	CID001188
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN	CID001193
Gold	MKS PAMP SA	SWITZERLAND	CID001352
Gold	MMTC-PAMP India Pvt., Ltd.	INDIA	CID002509
Gold	Modeltech Sdn Bhd	MALAYSIA	CID002857
Gold	Morris and Watson	NEW ZEALAND	CID002282
Gold	Moscow Special Alloys Processing Plant*	RUSSIAN FEDERATION	CID001204
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	TURKEY	CID001220
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN	CID001236
Gold	NH Recytech Company	KOREA, REPUBLIC OF	CID003189
Gold	Nihon Material Co., Ltd.	JAPAN	CID001259
Gold	NOBLE METAL SERVICES	UNITED STATES OF AMERICA	CID003690
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	AUSTRIA	CID002779
Gold	Ohura Precious Metal Industry Co., Ltd.	JAPAN	CID001325
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)*	RUSSIAN FEDERATION	CID001326
Gold	Pease & Curren	UNITED STATES OF AMERICA	CID002872
Gold	Penglai Penggang Gold Industry Co., Ltd.	CHINA	CID001362
Gold	Planta Recuperadora de Metales SpA	CHILE	CID002919
Gold	Prioksky Plant of Non-Ferrous Metals*	RUSSIAN FEDERATION	CID001386
Gold	PT Aneka Tambang (Persero) Tbk	INDONESIA	CID001397
Gold	PX Precinox S.A.	SWITZERLAND	CID001498

Gold	QG Refining, LLC	UNITED STATES OF AMERICA	CID003324
Gold	Rand Refinery (Pty) Ltd.	SOUTH AFRICA	CID001512
Gold	Refinery of Seemine Gold Co., Ltd.	CHINA	CID000522
Gold	REMONDIS PMR B.V.	NETHERLANDS	CID002582
Gold	Royal Canadian Mint	CANADA	CID001534
Gold	SAAMP	FRANCE	CID002761
Gold	Sabin Metal Corp.	UNITED STATES OF AMERICA	CID001546
Gold	Safimet S.p.A	ITALY	CID002973
Gold	SAFINA A.S.	CZECHIA	CID002290
Gold	Sai Refinery	INDIA	CID002853
Gold	Sam Precious Metals	UNITED ARAB EMIRATES	CID003666
Gold	Samduck Precious Metals	KOREA, REPUBLIC OF	CID001555
Gold	Samwon Metals Corp.	KOREA, REPUBLIC OF	CID001562
Gold	SEMPSA Joyeria Plateria S.A.	SPAIN	CID001585
Gold	Shandong Gold Smelting Co., Ltd.	CHINA	CID001916
Gold	Shandong Humon Smelting Co., Ltd.	CHINA	CID002525
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CHINA	CID001619
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	CID001622

Gold	Shenzhen CuiLu Gold Co., Ltd.	CHINA	CID002750
Gold	SHENZHEN JINJUNWEI RESOURCE COMPREHENSIVE DEVELOPMENT CO., LTD.	CHINA	CID004435
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	CHINA	CID002527
Gold	Shirpur Gold Refinery Ltd.	INDIA	CID002588
Gold	Sichuan Tianze Precious Metals Co., Ltd.	CHINA	CID001736
Gold	Singway Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID002516
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals*	RUSSIAN FEDERATION	CID001756
Gold	Solar Applied Materials Technology Corp.	TAIWAN, PROVINCE OF CHINA	CID001761
Gold	Sovereign Metals	INDIA	CID003383
Gold	State Research Institute Center for Physical Sciences and Technology	LITHUANIA	CID003153
Gold	Sudan Gold Refinery	SUDAN	CID002567
Gold	Sumitomo Metal Mining Co., Ltd.	JAPAN	CID001798
Gold	SungEel HiMetal Co., Ltd.	KOREA, REPUBLIC OF	CID002918
Gold	Super Dragon Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID001810
Gold	T.C.A S.p.A	ITALY	CID002580
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN	CID001875
Gold	TITAN COMPANY LIMITED, JEWELLERY DIVISION	INDIA	CID004491
Gold	Tokuriki Honten Co., Ltd.	JAPAN	CID001938
Gold	Tongling Nonferrous Metals Group Co., Ltd.	CHINA	CID001947
Gold	TOO Tau-Ken-Altyn	KAZAKHSTAN	CID002615
Gold	Torecom	KOREA, REPUBLIC OF	CID001955
Gold	Umicore Precious Metals Thailand	THAILAND	CID002314
Gold	Umicore S.A. Business Unit Precious Metals Refining	BELGIUM	CID001980
Gold	United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA	CID001993
Gold	Valcambi S.A.	SWITZERLAND	CID002003

Gold	WEEEREFINING	FRANCE	CID003615
Gold	Western Australian Mint (T/a The Perth Mint)	AUSTRALIA	CID002030
Gold	WIELAND Edelmetalle GmbH	GERMANY	CID002778
Gold	Yamakin Co., Ltd.	JAPAN	CID002100
Gold	Yokohama Metal Co., Ltd.	JAPAN	CID002129
Gold	Yunnan Copper Industry Co., Ltd.	CHINA	CID000197
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	CID002224
Tantalum	5D Production OU	ESTONIA	CID003926
Tantalum	AMG Brasil	BRAZIL	CID001076
Tantalum	Avon Specialty Metals Ltd.	UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND	CID002705
Tantalum	Baoji Towin Rare Metals Co., Ltd.	CHINA	CID003972
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CHINA	CID000211
Tantalum	CMT Rare Metal Advanced Materials (Hunan) Co., Ltd.	CHINA	CID004431
Tantalum	D Block Metals, LLC	UNITED STATES OF AMERICA	CID002504
Tantalum	Exotech Inc.	UNITED STATES OF AMERICA	CID000456
Tantalum	F&X Electro-Materials Ltd.	CHINA	CID000460
Tantalum	FIR Metals & Resource Ltd.	CHINA	CID002505
Tantalum	Global Advanced Metals Aizu	JAPAN	CID002558
Tantalum	Global Advanced Metals Boyertown	UNITED STATES OF AMERICA	CID002557
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	CHINA	CID000291
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA	CID002492

Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CHINA	CID002512
Tantalum	Jiangxi Sanshi Nonferrous Metals Co., Ltd	CHINA	CID004813
Tantalum	Jiangxi Tuohong New Raw Material	CHINA	CID002842
Tantalum	Jiujiang Janny New Material Co., Ltd.	CHINA	CID003191
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA	CID000914
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA	CID000917
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHINA	CID002506
Tantalum	KEMET de Mexico	MEXICO	CID002539
Tantalum	Materion Newton Inc.	UNITED STATES OF AMERICA	CID002548
Tantalum	Metallurgical Products India Pvt., Ltd.	INDIA	CID001163
Tantalum	Mineracao Taboca S.A.	BRAZIL	CID001175
Tantalum	Mitsui Mining and Smelting Co., Ltd.	JAPAN	CID001192
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA	CID001277
Tantalum	NPM Silmet AS	ESTONIA	CID001200
Tantalum	PowerX Ltd.	RWANDA	CID004054
Tantalum	QSIL Metals Hermsdorf GmbH	GERMANY	CID002547
Tantalum	QuantumClean	UNITED STATES OF AMERICA	CID001508
Tantalum	Resind Industria e Comercio Ltda.	BRAZIL	CID002707
Tantalum	RFH Recycling Metals Co., Ltd.	CHINA	CID003159
Tantalum	RFH Yancheng Jinye New Material Technology Co., Ltd.	CHINA	CID003583
Tantalum	Solikamsk Magnesium Works OAO*	RUSSIAN FEDERATION	CID001769
Tantalum	Taki Chemical Co., Ltd.	JAPAN	CID001869

Tantalum	TANIOBIS Co., Ltd.	THAILAND	CID002544
Tantalum	TANIOBIS GmbH	GERMANY	CID002545
Tantalum	TANIOBIS Japan Co., Ltd.	JAPAN	CID002549
Tantalum	TANIOBIS Smelting GmbH & Co. KG	GERMANY	CID002550
Tantalum	Telex Metals	UNITED STATES OF AMERICA	CID001891
Tantalum	Ulba Metallurgical Plant JSC	KAZAKHSTAN	CID001969
Tantalum	ULVAC Inc.	JAPAN	CID002861
Tantalum	V&D New Materials (Jiangsu) Co., Ltd.	CHINA	CID003498
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	CHINA	CID000616
Tantalum	XIMEI RESOURCES(GUIZHOU) TECHNOLOGY CO., LTD.	CHINA	CID003973
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHINA	CID001522
Tantalum	Zhuzhou Cemented Carbide Group Co., Ltd.	CHINA	CID002232
Tin	Alpha	UNITED STATES OF AMERICA	CID000292
Tin	An Vinh Joint Stock Mineral Processing Company	VIET NAM	CID002703
Tin	Aurubis Beerse	BELGIUM	CID002773
Tin	Aurubis Berango	SPAIN	CID002774
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	CID000228
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA	CID003190
Tin	China Tin Group Co., Ltd.	CHINA	CID001070
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	BRAZIL	CID003486
Tin	CRM Synergies	SPAIN	CID003524

Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CHINA	CID003356
Tin	Dowa	JAPAN	CID000402
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	VIET NAM	CID002572
Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)	CID000438
Tin	Estanho de Rondonia S.A.	BRAZIL	CID000448
Tin	Fabrica Auricchio Industria e Comercio Ltda.	BRAZIL	CID003582
Tin	Feinhutte Halsbrucke GmbH	GERMANY	CID000466
Tin	Fenix Metals	POLAND	CID000468
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	CHINA	CID003410
Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA	CID000942
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CID000538
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CHINA	CID001908
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CHINA	CID000555
Tin	Global Advanced Metals Greenbushes Pty Ltd.	AUSTRALIA	CID004754
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA	CID003116
Tin	HuiChang Hill Tin Industry Co., Ltd.	CHINA	CID002844
Tin	Jean Goldschmidt International (JGI Hydrometal)	BELGIUM	CID000835
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA	CID001231
Tin	Longnan Chuangyue Environmental Protection Technology Development Co., Ltd	CHINA	CID004796
Tin	Luna Smelter, Ltd.	RWANDA	CID003387
Tin	Ma'anshan Weitai Tin Co., Ltd.	CHINA	CID003379

Tin	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL	CID002468
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
Tin	Malaysia Smelting Corporation Berhad (Port Klang)	MALAYSIA	CID004434
Tin	Melt Metais e Ligas S.A.	BRAZIL	CID002500
Tin	Metallic Resources, Inc.	UNITED STATES OF AMERICA	CID001142
Tin	Mineracao Taboca S.A.	BRAZIL	CID001173
Tin	Mining Minerals Resources SARL	CONGO, DEMOCRATIC REPUBLIC OF THE	CID004065
Tin	Minsur	PERU	CID001182
Tin	Mitsubishi Materials Corporation	JAPAN	CID001191
Tin	Modeltech Sdn Bhd	MALAYSIA	CID002858
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	VIET NAM	CID002573
Tin	Novosibirsk Tin Combine*	RUSSIAN FEDERATION	CID001305
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND	CID001314
Tin	O.M. Manufacturing Philippines, Inc.	PHILIPPINES	CID002517
Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)	CID001337
Tin	Pongpipat Company Limited	MYANMAR	CID003208
Tin	Precious Minerals and Smelting Limited	INDIA	CID003409
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA	CID002503
Tin	PT Bangka Prima Tin	INDONESIA	CID002776
Tin	PT Cipta Persada Mulia	INDONESIA	CID002696
Tin	PT Masbro Alam Stania	INDONESIA	CID003380

Tin	PT Mitra Stania Prima	INDONESIA	CID001453
Tin	PT Mitra Sukses Globalindo	INDONESIA	CID003449
Tin	PT Premium Tin Indonesia	INDONESIA	CID000313
Tin	PT Prima Timah Utama	INDONESIA	CID001458
Tin	PT Putera Sarana Shakti (PT PSS)	INDONESIA	CID003868
Tin	PT Rajehan Ariq	INDONESIA	CID002593
Tin	PT Timah Tbk Kundur	INDONESIA	CID001477
Tin	PT Timah Tbk Mentok	INDONESIA	CID001482
Tin	Resind Industria e Comercio Ltda.	BRAZIL	CID002706
Tin	Rian Resources SDN. BHD.	MALAYSIA	CID003581
Tin	RIKAYAA GREENTECH PRIVATE LIMITED	INDIA	CID004692
Tin	Rui Da Hung	TAIWAN, PROVINCE OF CHINA	CID001539
Tin	Soft Metais Ltda.	BRAZIL	CID001758
Tin	Super Ligas	BRAZIL	CID002756
Tin	Takehara PVD Materials Plant / PVD Materials Division of MITSUI MINING & SMELTING CO., LTD.	JAPAN	CID004403
Tin	Thaisarco	THAILAND	CID001898
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA	CID002180
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA	CID003325
Tin	TRATHO Metal Quimica	BRAZIL	CID003474
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	VIET NAM	CID002574
Tin	VQB Mineral and Trading Group JSC	VIET NAM	CID002015

Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL	CID002036
Tin	Woodcross Smelting Company Limited	UGANDA	CID004724
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CID002158
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CHINA	CID003397
Tungsten	A.L.M.T. Corp.	JAPAN	CID000004
Tungsten	ACL Metais Eireli	BRAZIL	CID002833
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	BRAZIL	CID003427
Tungsten	Artek LLC*	RUSSIAN FEDERATION	CID003553
Tungsten	Asia Tungsten Products Vietnam Ltd.	VIET NAM	CID002502
Tungsten	Avon Specialty Metals Ltd.	UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND	CID002704
Tungsten	China Molybdenum Tungsten Co., Ltd.	CHINA	CID002641
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA	CID000258
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	CHINA	CID000281
Tungsten	Cronimet Brasil Ltda	BRAZIL	CID003468
Tungsten	DONGKUK INDUSTRIES CO., LTD.	KOREA, REPUBLIC OF	CID004060
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	CHINA	CID003609
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA	CID002315
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA	CID002494
Tungsten	Ganzhou Sunny Non-Ferrous Metals Co., Ltd.	CHINA	CID003580
Tungsten	Global Tungsten & Powders LLC	UNITED STATES OF AMERICA	CID000568

Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	CHINA	CID000218
Tungsten	H.C. Starck Tungsten GmbH	GERMANY	CID002541
Tungsten	HANNAE FOR T Co., Ltd.	KOREA, REPUBLIC OF	CID003978
Tungsten	Hubei Green Tungsten Co., Ltd.	CHINA	CID003417
Tungsten	Hunan Jintai New Material Co., Ltd.	CHINA	CID000769
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	CHINA	CID002513
Tungsten	Hydrometallurg, JSC*	RUSSIAN FEDERATION	CID002649
Tungsten	Japan New Metals Co., Ltd.	JAPAN	CID000825
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA	CID002551
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA	CID002321
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA	CID002313
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA	CID002318
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHINA	CID002317
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA	CID002316
Tungsten	JSC "Kirovgrad Hard Alloys Plant"*	RUSSIAN FEDERATION	CID003408
Tungsten	Kenee Mining Corporation Vietnam	VIET NAM	CID004619
Tungsten	Kennametal Fallon	UNITED STATES OF AMERICA	CID000966
Tungsten	Kennametal Huntsville	UNITED STATES OF AMERICA	CID000105
Tungsten	LAOS SOUTHERN MINING SMELTING SOLE CO.,LTD	LAOS	CID005017
Tungsten	Lianyou Metals Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID003407
Tungsten	Lianyou Resources Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID004397
Tungsten	LLC Vostok*	RUSSIAN FEDERATION	CID003643

Tungsten	MALAMET SMELTING SDN. BHD.	MALAYSIA	CID004056
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	CHINA	CID002319
Tungsten	Masan High-Tech Materials	VIET NAM	CID002543
Tungsten	Moliren Ltd.*	RUSSIAN FEDERATION	CID002845
Tungsten	Nam Viet Cromit Joint Stock Company	VIET NAM	CID004034
Tungsten	Niagara Refining LLC	UNITED STATES OF AMERICA	CID002589
Tungsten	NPP Tyazhmetprom LLC*	RUSSIAN FEDERATION	CID003416
Tungsten	OOO “Technolom” 1*	RUSSIAN FEDERATION	CID003614
Tungsten	OOO “Technolom” 2*	RUSSIAN FEDERATION	CID003612
Tungsten	Philippine Bonway Manufacturing Industrial Corporation	PHILIPPINES	CID004797
Tungsten	Philippine Carreytech Metal Corp.	PHILIPPINES	CID004438
Tungsten	Philippine Chuangxin Industrial Co., Inc.	PHILIPPINES	CID002827
Tungsten	Plansee Composite Materials GmbH	GERMANY	CID004068
Tungsten	Sanher Tungsten Vietnam Co., Ltd.	VIET NAM	CID002538
Tungsten	Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	CHINA	CID004430
Tungsten	TANIOBIS Smelting GmbH & Co. KG	GERMANY	CID002542
Tungsten	Tungsten Vietnam Joint Stock Company	VIET NAM	CID003993
Tungsten	Unecha Refractory metals plant*	RUSSIAN FEDERATION	CID002724
Tungsten	Wolfram Bergbau und Hutten AG	AUSTRIA	CID002044
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA	CID002320
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA	CID002082
Tungsten	YUDU ANSHENG TUNGSTEN CO., LTD.	CHINA	CID003662

* The Company does not source directly from Russia. Furthermore, since Russia invaded Ukraine in February 2022, we have halted new orders and shipments into and out of Russia and Belarus until further notice and in alignment with international sanctions. RMI provides the Company with a list of potential countries of origin which includes all countries of origin compiled from RMI’s member participants. The inclusion of a country on the list from RMI is not a final indicator that the Company utilized materials sourced from this country.